**THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS OF
MESA AIR GROUP, INC.,** *ET AL.*

November 29, 2010

TO: ALL HOLDERS OF GENERAL UNSECURED CLAIMS AGAINST MESA AIR
            GROUP, INC., *ET AL.* (Holders of Claims in Classes 3(a) – (l))

FROM: THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS OF MESA AIR
            GROUP, INC., *ET AL.*

        We are writing to you on behalf of the Official Committee (the "Committee") of Unsecured Creditors of Mesa Air Group, Inc., et al. (the "Debtors") in connection with the solicitation of your vote as the holder of a General Unsecured Claim (Classes 3(a) – (l)) as identified and described in the enclosed Second Amended Joint Plan of Reorganization of Mesa Air Group, Inc. and Affiliated Debtors Under Chapter 11 of the Bankruptcy Code (the "Plan"), which is being proposed by the Debtors. All capitalized terms not defined in this letter are as defined in the Plan.

        FOR THE REASONS SET FORTH BELOW, THE COMMITTEE RECOMMENDS THAT YOU ACCEPT THE PLAN AND RETURN YOUR BALLOT INDICATING YOUR ACCEPTANCE IN ACCORDANCE WITH THE VOTING INSTRUCTIONS SET FORTH ON THE BALLOT.

        On January 5, 2010, the Debtors each filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code. Since the filing of the petitions, the Debtors have been managing their assets and operating their businesses as debtors in possession. Shortly after the Petition Date and in consultation with the Committee, the Debtors began executing a restructuring plan intended to, among other things, reduce and rationalize the Debtors' aircraft fleet to eliminate the significant costs associated with retaining, maintaining, and storing excess aircraft. The Debtors also undertook negotiations with the counterparties to their various code share agreements to amend the agreements or settle pending litigation in connection with those agreements. The Committee believes that this reorganization process was successful and, as set forth below, will provide General Unsecured Creditors with a distribution that is as much as could reasonably be expected under the circumstances.

        The Debtors estimate that the amount of General Unsecured Claims against them will aggregate approximately $ 2,035,691,000, but acknowledge that if they are unsuccessful on certain of their anticipated claims objections, the estimates of General Unsecured Claims could increase by $500 million. Pursuant to the Plan, each holder of an Allowed General Unsecured Claim who is a U.S. Citizen will be allocated its share of the (i) New Common Stock (after giving effect to the shares of New Common Stock reserved for issuance under the Management Equity Pool and U.S. Airways) and (ii) New 8% Notes

(Series B). Each holder of an Allowed General Unsecured Claim who is a Non-U.S. Citizen will be allocated its share of the (i) New Warrants and (ii) New 8% Notes (Series B). It is expected that the estimated recovery for the holders of General Unsecured Claims against each of the Debtors will be approximately as follows:

Class	Debtor	% Recovery
Class 3(a)	Mesa Air Group	4.1%
Class 3(b)	Mesa Air New York	100%
Class 3(c)	Mesa In-Flight	0%
Class 3(d)	Freedom	7.7%
Class 3(e)	Mesa Airlines	6.2%
Class 3(f)	MPD	100%
Class 3(g)	RASI	0%
Class 3(h)	MAGAIM	100%
Class 3(i)	Nilchii	100%
Class 3(j)	Air Midwest	3.6%
Class 3(k)	RHMC	0%
Class 3(l)	Patar	0%

From and after the Effective Date of the Plan, the Reorganized Debtors (Mesa Air Group, Mesa Air New York, Mesa In-Flight, Mesa Airlines, Freedom, MPD, RASI, MAGAIM, and Nilchii) shall continue to engage in business, and the Liquidating Debtors (RHMC, Air Midwest, and Patar) shall continue to engage in business only to the extent reasonably necessary to wind up their affairs in an orderly manner and make the distributions under this Plan, or enter into Alternative Transactions to the extent necessary for the purpose of avoiding unnecessary cost and expenses associated with a potential liquidation. The Plan provides for the creation of a Post-Effective Date Committee, which will be comprised of not less than three nor more than five members to be appointed by the Creditors' Committee. Upon the Effective Date of the Plan, the Post-Effective Date

Committee will oversee certain actions of the Reorganized Debtors, including the General Unsecured Claims' reconciliation and settlement process.

The Committee is not aware of any possible Avoidance Actions that could materially increase the recoveries for General Unsecured Creditors in the aggregate. Accordingly, in connection with the formulation of the terms of the Plan, and as additional consideration to the General Unsecured Creditors thereunder, the Debtors and the Committee have agreed to waive the right to pursue Avoidance Actions under section 547 of Bankruptcy Code, and such right to pursue Avoidance Actions shall be deemed waived as of the Effective Date of the Plan.

For the purpose of voting on the Plan, the Debtors have provided you with a ballot, which should be completed by you for either accepting or rejecting the Plan and mailed in accordance with the procedures set forth on the ballot and in the Disclosure Statement.

SUBJECT TO FINAL APPROVAL OF PLAN SUPPLEMENT DOCUMENTS AND THE EXERCISE OF ITS FIDUCIARY DUTIES, THE COMMITTEE ENDORSES THE PLAN AND RECOMMENDS THAT ALL HOLDERS OF GENERAL UNSECURED CLAIMS VOTE TO ACCEPT THE PLAN. NOTWITHSTANDING OUR RECOMMENDATION, EACH CREDITOR (INCLUDING INDIVIDUAL COMMITTEE MEMBERS) MUST MAKE THEIR OWN INDEPENDENT DETERMINATION AS TO WHETHER THE PLAN IS ACCEPTABLE TO THAT CREDITOR AND SHOULD CONSULT THEIR OWN LEGAL AND/OR FINANCIAL ADVISOR(S).

THE OFFICIAL COMMITTEE OF
UNSECURED CREDITORS OF
MESA AIR GROUP, INC., *ET AL.*